Exhibit 99.1

ASX/Media Release (Code: ASX: IMM; NASDAQ: IMMP)

Immutep Announces US$5.2 Million Financing Led by U.S. Specialist Healthcare Investor, Altium Capital

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•	Extends the Company’s cash runway into mid-2020, during which time Immutep is expected to report meaningful clinical data

SYDNEY, AUSTRALIA – December 19, 2018 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a biotechnology company developing novel immunotherapy treatments for cancer and autoimmune diseases, today announces it has entered into a securities purchase agreement (the “Purchase Agreement”) with certain accredited investors to purchase 260,000,000 ordinary shares represented by 2,600,000 American Depositary Shares (“ADSs”) at a purchase price per ADS of US$2.00 in a registered direct offering, for total gross proceeds of approximately US$5.2 million (equivalent to A$7.2 million). In a concurrent private placement, the Company has agreed to issue warrants to purchase up to 208,000,000 ordinary shares represented by 2,080,000 ADSs. The warrants will have an exercise price of US$2.50 per ADS and will be exercisable immediately following the close of this private placement and will expire three years from the date of effectiveness of the registration statement registering for resale the ordinary shares underlying the warrants. The registered direct offering is being led by Altium Capital, a U.S.-based healthcare investment fund founded by CEO, Jacob Gottlieb, with participation from another investor.

The proceeds from the financing are expected to extend Immutep’s cash runway into mid-2020. Immutep intends to use the net proceeds from this offering to continue its LAG-3 related programs, especially the ongoing clinical development of eftilagimod alpha (“efti” or “IMP321”), including the AIPAC, TACTI-mel, TACTI-002, and INSIGHT clinical studies, as well as the preclinical development of IMP761, and general corporate purposes.

Immutep’s CEO, Marc Voigt, commented, “We are pleased to have Altium Capital lead this financing. Altium joins a growing number of specialist healthcare funds we have welcomed as investors in Immutep over the past year, as they recognize Immutep is leading the excitement around LAG-3. This financing, raised in a difficult market environment, has extended Immutep’s cash runway beyond the estimated AIPAC data readout in H2 2019, as well as potential meaningful data points from our ongoing and planned TACTI clinical studies.”

Jacob Gottlieb, Altium Capital’s CEO, commented, “The potential therapeutic relevance of LAG-3 is becoming increasing appreciated within both the biopharma industry and the investment community. Immutep has already established itself as a clear leader in the understanding of the LAG-3 immune control mechanism, having built partnerships with five of the world’s largest pharmaceutical companies and operating under the research direction of Dr. Frederic Triebel.”

“We are pleased to have the opportunity to support Immutep’s innovative clinical and preclinical product candidates. We have a particular interest in the potential of IMP761, its preclinical agonist antibody for autoimmune diseases. This investment is consistent with our fundamental long-term investment strategy,” Gottlieb concluded.

The registered direct offering is expected to close on or about December 20, 2018 New York time, subject to the satisfaction of customary closing conditions. Pursuant to a registration rights agreement, we have agreed to file a registration statement for the ordinary shares underlying the warrants within 30 days.

The sale of ordinary shares represented by ADSs described above (but not the warrants or the ordinary shares underlying the warrants) is being made in the United States pursuant to a shelf registration statement on form F-3 (File No. 333-211702), as amended and previously filed with the Securities and Exchange Commission (the “SEC”) on May 27, 2016 and declared effective on June 17, 2016. Such ordinary shares represented by ADSs are being offered only in the United States by the means of a prospectus. A final prospectus supplement and the accompanying prospectus relating to and describing the terms of the registered direct offering will be filed with the SEC. Copies of the final prospectus supplement, when available, and the accompanying prospectus relating to the registered direct offering may be obtained at the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful.

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders.

Immutep’s current lead product is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3Ig fusion protein based on the LAG-3 immune control mechanism. This mechanism plays a vital role in the regulation of the T cell immune response. Efti is currently in a Phase IIb clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT 02614833); a Phase II clinical trial referred to as TACTI-002 (Two ACTive Immunotherapies) to evaluate a combination of Efti with KEYTRUDA® (pembrolizumab) in several different solid tumours (clinicaltrials.gov identifier NCT03625323); a planned Phase I clinical trial referred to as INSIGHT-004 to evaluation a combination of Efti with avelumab* (clinical trials.gov identifier NCT03252938) and a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT 02676869). Additional LAG-3 products, including antibodies, for immune response modulation in autoimmunity and cancer are being developed by Immutep’s large pharmaceutical partners. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Further information can be found on the Company’s website www.immutep.com or by contacting:

U.S. Investors:

Jay Campbell, Vice President of Business Development and Investor Relations, Immutep Limited

+1 (917) 860-9404; jay.campbell@immutep.com

Garth Russell, LifeSci Advisors

+1 (646) 876-3613; garth@lifesciadvisors.com

Australian Investors/Media:

Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0105; mgregorowski@citadelmagnus.com